Exhibit 5.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2000 tel 650 752 2111 fax

August 27, 2010

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California  92705

Dear Ladies and Gentlemen:

We have acted as special counsel for Ingram Micro Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $300,000,000 aggregate principal amount of its 5.250% Notes due 2017 (the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated August 16, 2010 among the Company, Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, as managers of the several underwriters listed in Schedule II thereto. The Notes are issued pursuant to an Indenture dated as of August 19, 2010 by and between the Company and Deutsche Bank Trust Company Americas, as trustee.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture and constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP